

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

<u>Via E-mail</u>
Mr. William Babcock
Executive Vice President and
Chief Financial Officer
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke, HM08, Bermuda

**Re: PartnerRe Ltd.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 24, 2012
            Form 10-Q for the Quarterly Period Ended March 31, 2012
            Filed May 4, 2012
            File No. 001-14536**

Dear Mr. Babcock:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by amending your filings, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the years ended December 31, 2011</u>
<u>Note 14. Dividend Restrictions and Statutory Requirements, page 182</u>

1. You label the 2011 statutory net (loss) income and statutory shareholder's equity as "unaudited estimated." Please amend your filing to provide the disclosure on an audited basis. This information is required by ASC 944-505-50 and Rule 7-03 of Regulation S-X.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Financial Statements
Significant Accounting Policies, page 8

2. Please tell us how you adopted ASU 2010-26 (i.e. prospectively or retrospectively) and why
    you have not provided the disclosures required by ASC 944-10-65-1. Further, please provide
    us proposed disclosure to be included in future periodic reports of the nature and type of
    acquisition costs capitalized, as required by ASC 944-30-50-1a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:
    • the company is responsible for the adequacy and accuracy of the disclosure in the
      filings;
    • staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and
    • the company may not assert staff comments as a defense in any proceeding initiated
      by the Commission or any person under the federal securities laws of the United
      States.

        You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior
Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this
regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant